UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-32426

(Full title of the plan and the address of the plan, if different from that of the issuer named below)
WEX Inc. Employee Savings Plan
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)
WEX Inc.
1 Hancock Street
Portland, Maine 04101

REQUIRED INFORMATION
The WEX Inc. Employee Savings Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the fiscal year ended December 31, 2021 and supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEX Inc. Employee Savings Plan

Date: June 29, 2022	By:	/s/ Melanie Tinto
Melanie Tinto
401(k) Committee Chair

Date: June 29, 2022	By:	/s/ Hilary A. Rapkin
Hilary A. Rapkin
401(k) Committee Member

Date: June 29, 2022	By:	/s/ Claire Clonan
Claire Clonan
401(k) Committee Member

Date: June 29, 2022	By:	/s/ Steven A. Elder
Steven A. Elder
401(k) Committee Member

WEX Inc.
Employee Savings Plan
Form 11-K

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
WEX Inc. Employee Savings Plan
Portland, Maine

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of WEX Inc. Employee Savings Plan (the "Plan") as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedule of assets (held at end of year) as of December 31, 2021 and supplemental schedule of delinquent participant contributions for the year ended December 31, 2021 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
June 29, 2022

We have served as the auditor of the Plan since 2005.

WEX Inc.
Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2021 and 2020

	2021	2020
Assets
Participant–directed investments	$384,615,671	$318,167,428

Receivables:
Notes receivable from participants	3,986,811	3,835,739
Accrued investment income	8,191	8,175
Total receivables	3,995,002	3,843,914
Net assets available for benefits	$388,610,673	$322,011,342
See accompanying notes to the financial statements.

WEX Inc.
Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2021

2021
Additions
Contributions:
Participant contributions	$24,145,294
Employer matching contributions	15,070,905
Rollover contributions	11,985,279
Total contributions	51,201,478
Investment income:
Net appreciation in fair value of investments	15,821,298
Dividends and interest	24,954,967
Net investment income	40,776,265
Interest income on notes receivable from participants	181,575
Total additions	92,159,318

Deductions
Benefits paid to participants	25,236,613
Administrative expenses	323,374
Total deductions	25,559,987

Net increase in net assets	66,599,331
Net assets available for benefits:
Beginning of year	322,011,342
End of year	$388,610,673
See accompanying notes to the financial statements.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements

1.	DESCRIPTION OF THE PLAN
The following description of the WEX Inc. Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more information.
General
The Plan was established on February 23, 2005, under the provisions of Section 401(a) of the Internal Revenue Code (the “Code”). The Plan was amended and restated by WEX Inc. (the “Company”) effective January 1, 2020, and has been further amended by the Company on various occasions.
The Plan is a defined contribution profit sharing plan including a qualified, tax exempt trust under Code Sections 401(a) and 501(a) and a qualified cash or deferred arrangement under Code Section 401(k)(2). The portion of the Plan benefiting employees who have completed one year of service is intended to satisfy the safe harbor requirements of Sections 401(k)(12) and 401(m)(11) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan Administrator is the 401(k) Committee (the “Committee”) as designated by the Company’s Board of Directors. Bank of America Merrill Lynch is the recordkeeper of the Plan and Bank of America N.A. is the trustee of the Plan (the “Trustee”).
Eligibility
Each employee of the Company and its eligible subsidiaries who has attained the age of eighteen (18) is eligible to participate in the Plan.
Contributions
Each year, participants may contribute up to 75 percent of their compensation, as defined in the Plan, on a pre-tax basis, a Roth after-tax basis, or a combination of both, subject to limitations stipulated by the Code. After one year of service, participants’ contributions to the Plan are matched 100 percent by the Company up to 6 percent of the participant’s eligible compensation subject to any legal restrictions. Participants who are at least 50 years of age before the close of the Plan year may make an additional contribution, subject to limitations stipulated by the Code. Participants may also contribute amounts representing eligible rollover distributions from other types of eligible retirement plans.
Participant Accounts
An individual account is maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocations of Plan earnings, and charged with participant withdrawals, allocations of Plan losses, and administrative fees, if applicable. Allocations of Plan earnings and losses are based on account balances. The benefit to which a participant is entitled is equal to the participant’s vested account.
Investments
Participants direct the investment of their contributions and the Company matching contributions made on their behalf into various investment options offered by the Plan. As of December 31, 2021, the Plan offers a common collective trust fund, several open-end mutual funds and WEX Inc. Common Stock as investment options for participants.
Investments in WEX Inc. Common Stock are subject to the restrictions set forth in the Plan document, including that no more than 25 percent of any contribution made by or on behalf of a Participant may be invested in WEX Inc. Common Stock.
Common collective trust funds invest in benefit responsive contracts such as wrap agreements and insurance company separate account agreements, under which the insurance company or other financial institution contract issuer agrees, subject to certain conditions, to make payments from the contract in connection with redemptions from the common collective trust funds for plan participant-initiated benefit payments at contract value. The performance of the other party is not guaranteed, but is dependent on the absence of certain events occurring.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements (continued)

Concentrations
As of December 31, 2021, approximately 41 percent of total assets is comprised of net assets held within four investment funds.
Vesting and Forfeitures
Participants have full and immediate vesting rights in their contributions, Company matching contributions, investment earnings and other amounts allocated to their accounts. Any forfeited matching contributions attributable to an excess deferral or excess contribution, as defined under the Plan, shall be used first to pay administrative expenses of the Plan and then shall be used to reduce employer matching contributions. The balance of forfeited amounts as of December 31, 2021 and 2020, were immaterial and included within participant-directed investments on the statements of net assets available for benefits.
Notes Receivable from Participants
Participants may borrow against their Plan accounts, excluding amounts attributable to Company matching contributions, up to a maximum of $50,000 (reduced by the highest outstanding loan balance for the preceding 12-month period) or 50 percent of their account balances, whichever is less. The term of the loan may not exceed five years, unless for the purchase of a principal residence, in which case the term of the loan may not exceed fifteen years. The interest rate for a loan requested in any month will be equal to the prime rate as listed on the last business day of the preceding month in the Wall Street Journal plus 1 percent. Principal and interest are paid ratably through payroll deductions. If a participant’s employment terminates, he or she may continue to make the scheduled loan payments directly to Bank of America Merrill Lynch.
Benefit Payments
Under the Plan, a participant may elect to receive distribution of the vested portion of his or her account balance as of any valuation date which occurs after his or her retirement or termination of employment. If, however, as of any monthly processing date following the date of retirement or termination of employment the participant's account balance does not exceed $5,000, and the participant does not elect to roll over or receive distribution of his or her account, such account balance shall be mandatorily distributed in a lump sum as soon as practicable after such processing date. In the event of a mandatory distribution greater than $1,000, if the participant does not elect to roll over or receive distribution of his or her account then the Committee shall direct the Trustee to pay the distribution in a direct rollover to an individual retirement plan designated by the Committee.
Unless a participant otherwise elects, distribution to a participant shall be made or commence being made no later than the sixtieth day after the close of the Plan year in which the latest of the following occurs: (i) the participant’s attainment of age 65, (ii) the member’s severance from employment, or (iii) the tenth anniversary of the year which the member commenced participation in the Plan. Notwithstanding the foregoing to the contrary, distribution of the account balance to a member who is not a five percent owner shall be made or commence not later than April 1 of the calendar year following the later of the calendar year in which such participant attains age 72 (age 70.5 with respect to a participant who attained age 70.5 before January 1, 2020) or the calendar year in which the participant retires. Distribution of the account balance of a five percent owner shall be made or commence not later than April 1 of the calendar year following the calendar year in which the participant attains age 72 (age 70.5 with respect to a participant who attained age 70.5 before January 1, 2020).
A participant who is first required to receive or commence receiving distribution of his or her account on or after April 1, 2021, shall receive annual installments of the required minimum amount, as defined in the Plan, unless such participant elects to have his or her entire account balance distributed in a lump sum.
Distributions from all investment options are made in cash; provided that participants may elect that distribution of the portion of their account which is invested in WEX Inc. Common Stock be made, in whole or in part, in whole shares of common stock of the Company.
If a participant dies before receiving distribution of his or her account, his or her surviving spouse (or designated beneficiary, if the participant's surviving spouse has provided consent in accordance with the terms of the Plan or if the participant is not married) may elect to receive either (i) a lump sum distribution of the participant's account balance; or (ii) payment of the participant's account balance in installments over a period not exceeding 5 years. If, however, the participant's account balance does not exceed $5,000 as of the first monthly processing date following the participant's death, distribution will be made in a lump sum as soon as practicable after such processing date.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements (continued)

In addition, the Plan permits in-service withdrawals under the circumstances specified in the Plan document, including hardship withdrawals.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan holds various investment securities, including mutual funds, common stock and common collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Investments reported at fair value are classified in their entirety within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. The three levels of the hierarchy are as follows:
•Level 1, which refers to securities valued using quoted prices from active markets for identical assets;
•Level 2, which refers to securities not traded on an active market but for which other observable market inputs are readily available;
•Level 3, which refers to securities valued based on significant unobservable inputs.
Although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Purchases and sales of investments are recorded on a trade-date basis. Any material pending settlements from sales and purchases of investments as of calendar year-end are reflected as assets and liabilities, respectively, on the statement of net assets available for benefits. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses related to investments in the mutual funds and common collective trust funds are charged directly to the mutual funds and common collective trusts. Such fees and expenses are deducted from income earned by the investments on a daily basis and are not separately reported in the accompanying financial statements.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. A participant’s loan is secured by a portion of his or her vested account balance. Any unpaid loans outstanding at the time when a participant receives distribution of his or her account are recorded as distributions.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements (continued)

Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts due to participants who have elected to withdraw from the Plan, but have not yet been paid at December 31, 2021, and 2020 were immaterial.

3.	FAIR VALUE
The following tables set forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2021 and 2020, by level within the fair value hierarchy. The Plan had no Level 2 or Level 3 investments as of December 31, 2021 and 2020.

	Fair Value Measurements at December 31, 2021
	Active Markets for Identical Assets (Level 1)	Total
Assets:
WEX Inc. Common Stock	$5,398,670	$5,398,670
Mutual funds
Equity/stock funds	227,530,327	227,530,327
Bond/fixed income funds	45,726,812	45,726,812
Target date allocation funds	92,901,257	92,901,257
Money market funds (cash equivalent)	171,912	171,912
Total	$371,728,978	371,728,978
Common collective trust measured at net asset value(1)		12,886,693
Total investments at fair value		$384,615,671

	Fair Value Measurements at December 31, 2020
	Active Markets for Identical Assets (Level 1)	Total
Assets:
WEX Inc. Common Stock	$7,022,724	$7,022,724
Mutual funds
Equity/stock funds	182,757,255	182,757,255
Bond/fixed income funds	40,914,606	40,914,606
Target date allocation funds	75,444,227	75,444,227
Money market funds (cash equivalent)	18,227	18,227
Total	$306,157,039	306,157,039
Common collective trust measured at net asset value(1)		12,010,389
Total investments at fair value		$318,167,428

(1) Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of

WEX Inc.
Employee Savings Plan
Notes to Financial Statements (continued)

financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the years ended December 31, 2021 and 2020, there were no transfers between levels.
The following tables summarize the Plan’s investments reported at net asset value (NAV) per share (or its equivalent) as a practical expedient at December 31, 2021 and 2020.

	Fair Value Estimate Using Net Asset Value per Share December 31, 2021
	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Goldman Sachs Stable Value Collective Trust (a)	12,886,693	—	N/A	N/A	12 months
Total	$12,886,693	$—

	Fair Value Estimate Using Net Asset Value per Share December 31, 2020
	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Goldman Sachs Stable Value Collective Trust (a)	$12,010,389	$—	N/A	N/A	12 months
Total	$12,010,389	$—

(a)     The Fund's principal objective is to earn income, while seeking to preserve capital and stability of principal. The fund attempts to accomplish its investment objective by investing primarily in stable value investment contracts and seeks to maintain a stable net asset value of $1.00 per unit, thereby intending to guarantee contract value to participants who choose it as an investment option. Redemption notice period is for the complete withdrawal by an eligible plan.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the years ended December 31, 2021 and 2020.
Common stocks — Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Collective trust stable value/return funds — Composed primarily of fully benefit-responsive investment contracts and is reported at fair value using NAV as a practical expedient. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.
The Plan also holds other assets and liabilities not measured at fair value on a recurring basis, including accrued investment income. The fair value of these assets and liabilities approximate the carrying amounts in the accompanying financial statements due to their short maturity.

4.	INCOME TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated July 27, 2021, that the Plan and related trust were designed in accordance with the applicable requirements of the Code. The Plan has since been amended; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

WEX Inc.
Employee Savings Plan
Notes to Financial Statements (continued)

5.	EXEMPT PARTY-IN-INTEREST TRANSACTION
Management fees paid for investment management services are charged directly to the mutual funds, and are reflected as a reduction of the return earned on each fund.
The Plan held 38,455 shares of common stock of the Company with a revalued cost basis of $7,717,441 as of December 31, 2021, and held 34,505 shares of common stock of the Company with a revalued cost basis of $6,607,019 as of December 31, 2020. The Company is the sponsoring employer. During the year ended December 31, 2021, no dividends were earned by the Plan related to Company stock.
Participant loans, which are considered exempt party-in-interest transactions, were granted throughout the year as part of normal Plan operations.
During the year ended December 31, 2021, the Company failed to remit one pay period’s participant contributions of $67,903 to the Plan in a timely manner and in accordance with the Department of Labor rules and regulations. These late contributions have not yet been corrected. The Company is in the process of calculating and remitting lost earnings, if any, and filing under the VFCP. These amounts are listed as Contributions Not Corrected on the Schedule of Delinquent Participant Contributions. The value of these delinquent contributions is not material to the Plan’s financial statements.

6.	ADMINISTRATIVE EXPENSES
The quarterly recordkeeping and other administrative fees of the Plan are paid on a per capita basis by all Plan participants. The expenses paid for directly by the Plan in 2021 totaled $323,374.

7.	PLAN TERMINATION
Although the Company has not expressed any intent to terminate the Plan, it has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses and second, for distribution to the participants based upon the balances in their individual accounts.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2021 and 2020:

	2021	2020
Net assets available for benefits per the financial statements	$388,610,673	$322,011,342
Deemed distributions of participant loans per Form 5500	(20,724)	(12,997)
Net assets per Form 5500	$388,589,949	$321,998,345

The following is a reconciliation of changes in net assets available for plan benefits per the financial statements to the Form 5500 for the year ending December 31, 2021:

2021
Net increase in net assets per the financial statements	$66,599,331
Deemed distributions of participant loans per Form 5500	(7,727)
Net income per Form 5500	$66,591,604

*******************************
SUPPLEMENTAL SCHEDULE
WEX Inc.
Employee Savings Plan
Plan 201729, EIN 01-0526993
Form 5500 - Schedule H, Part IV,
Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2021

Identity of issue, borrower, lessor or similar party		Description of Investment	Cost	Current Value
	Allspring	Discovery Fund	**	$20,996,838
	American Funds	Europacific Growth Fund	**	37,362,626
	Deutsche Asset & Wealth Management	Real Estate Securities Fund	**	5,496,217
	Fidelity	Extended Market Index	**	18,103,516
	Fidelity	500 Index Fund	**	46,130,500
	Fidelity	US Bond Index Fund	**	2,917,961
	Fidelity	Total Intl Indx Fd	**	4,308,088
	MainStay Winslow	Large Cap Growth Fund	**	36,734,817
	Metropolitan West	Total Return Bond Fund Plan Class	**	39,261,068
	Invesco	Developing Markets Fund	**	5,090,461
	MFS	Value Fund	**	20,639,118
	MFS	Mid Cap Value Fund	**	24,445,791
	Primecap	Odyssey Stock Fund	**	8,222,355
	Principal Funds	High Yield Fund	**	3,547,783
	T. Rowe Price	Retirement I 2005 Fund - I Class	**	38,058
	T. Rowe Price	Retirement I 2010 Fund - I Class	**	144,326
	T. Rowe Price	Retirement I 2015 Fund - I Class	**	429,172
	T. Rowe Price	Retirement I 2020 Fund - I Class	**	1,497,757
	T. Rowe Price	Retirement I 2025 Fund - I Class	**	8,058,731
	T. Rowe Price	Retirement I 2030 Fund - I Class	**	10,314,846
	T. Rowe Price	Retirement I 2035 Fund - I Class	**	8,749,008
	T. Rowe Price	Retirement I 2040 Fund - I Class	**	18,436,444
	T. Rowe Price	Retirement I 2045 Fund - I Class	**	17,579,184
	T. Rowe Price	Retirement I 2050 Fund - I Class	**	11,848,209
	T. Rowe Price	Retirement I 2055 Fund - I Class	**	10,411,422
	T. Rowe Price	Retirement I 2060 Fund - I Class	**	2,719,725
	T. Rowe Price	Retirement Balanced I Fund - I Class	**	2,674,375
	Total mutual funds			366,158,396

	Goldman Sachs	Stable Value Collective Trust	**	12,886,693
	Total collective fund trusts			12,886,693

*	WEX Inc.	WEX Inc. Common Stock	**	5,398,670
	BlackRock	Money Market Funds	171,912	171,912
*	Participant loans, less deemed distributions of $20,724	Maturing at various dates through November 2036; Interest rates ranging from 4.00% - 9.50%	N/A	3,966,087

	Total assets held for investment			$388,581,758

*	Party-in-interest

**	Cost information is not required for participant-directed investments and therefore is not included.

*****************************
SUPPLEMENTAL SCHEDULE
WEX Inc.
Employee Savings Plan
Form 5500 - Schedule H, Part IV,
Plan 201729, EIN 01-0526993,
Line 4a - Schedule of Delinquent Participant Contributions
December 31, 2021

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
Check Here if Late Participant Loan Repayments are included:	Contributions Not Corrected (1)	Contributions Corrected Outside VFCP	Corrections Pending Correction in VFCP
	$67,903	$—	$—	$—

(1) Represents delinquent participant contributions from 2021 payroll periods.